Form 51-102F3

MATERIAL CHANGE REPORT

1.

Name and Address of Company:

Current Technology Corporation  (the “Company”)

1430, 800 West Pender Street

Vancouver, BC, Canada  V6C 2V6

2.

Date of Material Change:

January 18, 2007

3.

News Release:

The news release attached hereto as Schedule "A" was disseminated via PR Newswire on January 18, 2007.

4.

Summary of Material Change:

The Company announced today that it has reached an agreement with its largest shareholder, Keith Denner,   to restructure $1,024,559 (all funds in US dollars) indebtedness of the Company to Mr. Denner.

5.

Full Description of Material Change:

Under the agreement, which was executed today with an effective date of December 31, 2006, the due date of the $1,024,559 convertible promissory note is extended from January 2, 2007 to January 9, 2008 (the   “Debt”).  The interest rate of 10% per annum remains the same. Mr. Denner has the right to convert all or   part of the Debt to common shares of the Company at a conversion price of $0.10 per share. In addition, the   Company is issuing Mr. Denner warrants to purchase an additional 4,000,000 shares. The warrants are   exercisable at a price of $0.10 per share and expire on the later of December 31, 2011 or the date which is   one year and five   business days after the Debt is repaid in full.

Disclosure for Restructuring Transactions

After taking into consideration the foregoing transaction, Mr. Denner shall own 14,979,266 common shares   (representing approximately 18.52 % of the issued and outstanding shares of the Company) and warrants to   purchase an additional 20,908,933 common shares.  All such warrants provide for a cashless exercise   provision.  Of the 16,908,933  warrants held by Mr. Denner prior to the foregoing transaction, the Company   previously agreed to extend all of the expiry dates to the date which is one year and five business days after   the Debt is repaid in full.  The Company has also agreed to pay an extension fee to Mr. Denner of $5,123.

In the aggregate, after giving effect to the exercise of Mr. Denner's warrants and the conversion of the convertible promissory note issued to Mr. Denner (and prior to the exercise or conversion of any options,   warrants or other convertible securities of the Company by any other holder thereof), Mr. Denner would   beneficially own under applicable securities law 41.18% of the deemed outstanding shares of the Company.    This percentage will be reduced proportionately if other holders exercise their existing options and warrants   previously issued by the Company.  All of the foregoing numbers are effective as of December 31, 2006.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

This report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

7.

Omitted Information:

No information has been omitted from this material change report on the basis that it is confidential information.

8.

Executive Officer:

The following director of the Company is knowledgeable about the material change:

Mr. Robert Kramer

Phone:  (604) 684-2727

9.

Date of Report:

January 18, 2007

Schedule "A"
News Release dated January 18, 2007

CURRENT TECHNOLOGY RESTRUCTURES DEBT TOTALLING $1,024,559 USD

Vancouver, BC, January 18, 2007/ -- The following was issued today by Robert Kramer, Director, Current  Technology Corporation (OTC Bulletin Board: CRTCF):

Current Technology Corporation (the "Company") is pleased to announce that it has reached an agreement with the Company’s largest shareholder, Keith Denner, to restructure $1,024,559 (all funds USD) indebtedness of the Company to Mr. Denner.  Under the agreement, which was executed today with an effective date of December 31, 2006, the due date of the $1,024,559 convertible promissory note is extended from January 2, 2007 to January 9, 2008 (the “Debt”). The interest rate of 10% per annum remains the same. Mr. Denner has the right to convert all or part of the Debt to common shares of the Company at a conversion price of $0.10 per share. In addition, the Company is issuing Mr. Denner warrants to purchase an additional 4,000,000 shares. The warrants are exercisable at a price of $0.10 per share and expire on the later of December 31, 2011 or the date which is one year and five business days after the Debt is repaid in full.

After taking into consideration the foregoing transaction, Mr. Denner owns 14,979,266 common shares (representing approximately 18.52 % of the issued and outstanding shares of the Company) and warrants to purchase an additional 20,908,933 common shares.  All such warrants provide for a cashless exercise provision.  Of the 16,908,933  warrants held by Mr. Denner prior to the foregoing transaction, the Company previously agreed to extend all of the expiry dates to the date which is one year and five business days after the Debt is repaid in full.  The Company has also agreed to pay an extension fee to Mr. Denner of $5,123.  In the aggregate, after giving effect to the exercise of Mr. Denner's warrants and the conversion of the convertible promissory note issued to Mr. Denner (and prior to the exercise or conversion of any options, warrants or other convertible securities of the Company by any other holder thereof), Mr. Denner would beneficially own under applicable securities law 41.18% of the deemed outstanding shares of the Company.  This percentage will be reduced proportionately if other holders exercise their existing options and warrants previously issued by the Company.  All of the foregoing numbers are effective as of December 31, 2006.

The shares and warrants were acquired for investment purposes and Mr. Denner has no present intention to further increase his beneficial ownership of or control or direction over the shares.  Mr. Denner may in the future take such actions in respect of his holdings as he deems appropriate in light of the circumstances then existing, including the purchase of additional shares or other securities of the Company through open market purchases or privately negotiated transactions, or the sale of all or a portion of his holdings in the open market or in privately negotiated transactions to one or more purchasers.

For more information or a copy of the applicable report please contact:

Robert Kramer

Current Technology Corporation
1430-800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6
Telephone: 604.684.2727
Facsimile: 604.684.0526

Keith Denner
5901 Vista Drive
West Des Moines, Iowa
USA 50266
Telephone: 515.226.0000 x110
Facsimile: 515.226.0817